MAIL STOP 3720

      June 19, 2006

Mr. Ivan Zweig
Chief Executive Officer
IElement Corporation
17194 Preston Road
Suite 102, PMB 341
Dallas, TX 75248

      Re:	IElement Corporation
   Amendment No. 2 to Registration Statement on Form SB-2
   Filed June 6, 2006
      File No. 333-131451

      Form 10-KSB/A for the year ended March 31, 2005
		Forms 10-QSB/A for the quarters ended June 30, September
30
                             and December 31, 2005
      Filed March 16, 2006
		File No. 0-29331

Dear Mr. Zweig:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form SB-2
1. Please revise your registration statement to include updated financial statements and related disclosure for the fiscal year ended
March 31, 2006.  Also update the tabular disclosure in the
"Executive
Compensation" section to include information for the fiscal year ended March 31, 2006. See Item 402 of Regulation S-B. In addition, to the extent that you have not already done so, please update any other information required under Regulation S-B to be updated for the fiscal year ended March 31, 2006.
Description of the Private Placement, page 32
2. Your response to prior comment 11 in our letter dated May 19,
2006
states that as of June 5, 2006, the company had issued all of the stock payable as disclosed in Note 4 to the financial statements. To avoid any ambiguity, please revise your response by disclosing the date on which each investor received their shares. Please also revise the note to indicate that the liability for stock to be issued has been satisfied. In doing so, correct the last sentence to Note
4, which states that the company is working to register and "issue" all 59,469,286 shares of common stock.

Selling Shareholders, page 32

3. Your response letter states that 168,680 shares were issued to Quality Sound Communications on March 8, 2006, yet the "Recent Sales of Unregistered Securities" section on page II-2 indicates that those shares were issued on February 1, 2006. Please revise to correct this discrepancy. We also note your revised information in the selling stockholder table to reflect the issuance of 168,680 shares to Quality Sound. However, your revisions indicate that Quality Sound beneficially owns 1,626,530 shares and that 1,795,210 shares held by Quality Sound are included in this offering. Did you intend to state that Quality Sound beneficially owns 1,795,210 shares (1,626,530 + 168,680 = 1,795,210)? If so, please revise to correct
the table. If not, then please advise us of all recent stock transactions with Quality Sound, including the dates and amounts of the transactions. We may have further comment.

Financial Statements

Consolidated Balance Sheet, page F-1

Transaction between ICCC and I element
4. Refer to your response to prior comment 13 and provide the following information:

* Tell us who were the shareholders of ICCC and IElement at the time of the transaction and the percentage of ownership of the common shareholders in each of the entities. If ICCC and IElement are determined to be entities under common control, tell us why you have not accounted for the transaction under paragraphs 11-13 of Appendix
D of SFAS 141.

* If this is not a transaction between entities under common control then, since IElement did not have separate business operations at the time of the transaction with ICCC and it appears that ICCC shareholders received the majority of the shares of the combined entity; you should account for this transaction as a recapitalization. In a recapitalization fair value adjustments and goodwill recognition are not appropriate. Please revise accordingly.

In order for us to understand and evaluate your response and accounting, please provide us with all the details of the transaction.
5. Also please refer to your response to prior comment 16 and tell us how you determined the date of acquisition and refer to the accounting literature used in your determination.

Consolidated Statements of Cash Flows, page F-5
6. We note your response to prior comment 18. We note that this was a noncash transaction. Please tell us why the acquisition of fixed assets and the assumption of accounts payables and accrued liabilities were not reflected in the supplemental disclosures of noncash activities.
7. Please label the December 31, 2003 column, on page F-6, as restated.

Note 2 - Summary of Significant Accounting Policies, page F-13

Revenue and Cost Recognition, page F-13
8. We refer to your response to prior comment 20 and the revised disclosures on page F-13. SAB 104 requires that collectibility be reasonably assured before revenue is recorded. Please tell us how your policy addressed this criterion.

Loss Per Share of Common Stock, page F-16
9. Your response to prior comment 21 is inconsistent with the disclosures in the document. In this regard, we note your disclosures on page 30 on stock options granted in 2005 to employees. Further we note on page 32 that you entered into an agreement with Vista in August 2005 and that 22,562,500 shares of common stock are issuable under warrants related to this offer. Please revise to clarify these inconsistencies.

Consolidated Financial Statements for the three months ended
December
31, 2005 and 2004 and the nine months ended December 31, 2005 and
2004
10. Please address the comments above as applicable.



Consolidated Statement of Operations, page F-30
11. Please comply with prior comment 14.
12. Please comply with prior comment 15.

Consolidated Statement of Cash Flows, page F-31
13. Please comply with prior comments 18 and 19.

Part II

Item 26.  Recent Sales of Unregistered Securities
14. Please include the March 25, 2006 issuance of convertible promissory notes, as mentioned in your MD&A on page 18.

Signatures
15. In accordance with the Instructions for signatures to Form SB-
2,
please have your principal accounting officer and principal financial officer sign in those capacities.

Form 10-KSB/A and Forms 10-QSB/A Filed March 16, 2006
16. Please comply with the comments above as applicable.
17. We reissue prior comment 26.
18. Please file the required Item 4.02 Form 8-K disclosing non-reliance on previously issued financial statements. The 8-K should have been filed with 5 days of the determination of non-reliance.

*******

      As appropriate, please amend your registration statement and periodic filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.


      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me at (202) 551-3810 with any other questions.



      Sincerely,




      Michele M. Anderson
								Legal Branch Chief

cc:	Laura Anthony, Esq.
	Fax: (561) 514-0832


Mr. Ivan Zweig
IElement Corporation
June 19, 2006
p. 1